Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. informs that its current cost of capital is 14.5% per year.

São Paulo, July 31, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations